Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Ph: (303) 494-3000

Fax: (303-494-6309

October 8, 2010

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:

Beijing Century Health Medical, Inc.

Form 10-K for the year ended November 30, 2009

Form 10-Q for the three months ended February 28, 2010

File Number: 0-51817

Dear Mr. Rosenberg:

On behalf of Beijing Century Health Medical, Inc., a Delaware corporation (the “Company”), enclosed please find our responses to your comment letter of September 2, 2010.

Form 10-K for the fiscal year ended November 30, 2009

1.

We await the amendment in response to comments 1, 2, 4, and 6 in our April 28, 2010 letter as noted in your May 10, 2010 response letter.

RESPONSE:

Comment 1 is noted.  The Company will make the necessary revisions in the amended annual report on Form 10-K/A for the fiscal year ended November 30, 2009 that the Company will file with the SEC to address comments 1, 2, 4 and 6 in your April 28, 2010 comment letter.

2.     We have evaluated your response to our July 9, 2010 letter. We do not believe that the points made in your response provide sufficient argument that BSTL should consolidate CHML. We also note the company’s acknowledgement in your response that the transfer rights (i.e. 70% and 9% of CHML sales articulated in the agreements) are capital contributions. Please revise your filing accordingly.

RESPONSE:

In response to Comment 2, the Company will revise the financial statements in the amended annual report on Form 10-K/A that the Company will file with the SEC to address the concept that the transfer rights are capital contributions.  The Company is currently working with its new independent accountant Lake & Associates, CPA’s LLC to address the aforementioned issue.

Thank you for your assistance with this process.  Please feel free to contact us with any questions that you have.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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